SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549


02051075


SEC MAIL
PROCESSING
RECEIVED
AUG 12 2002
WASH. D.C.
180
SECTION

FORM 6-K

Pursuant to Section 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2002

MAGIC SOFTWARE ENTERPRISES LTD.

(Name of Registrant)

5 HaPlada Street, Or-Yehuda, Israel 60218
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

MAGIC SOFTWARE ENTERPRISES LTD.

6-K Items

1. Magic Software Enterprises Ltd. Press Release dated August 8, 2002.

Item 1

Contact:
David Leichner
Vice President, Worldwide Marketing
Magic Software Enterprises Ltd.
(949) 250-1718 ext. 299
davidl@magicsoftware.com

Guy Bernstein
CFO
Magic Software Enterprises Ltd.
+972-3-538-9292
gbernstein@magicsoftware.com

Magic Software Announces Second Quarter Results

OR YEHUDA, ISRAEL (August 8, 2002) -- Magic Software Enterprises Ltd. (Nasdaq: MGIC), a leading provider of state-of-the-art application development technology and business solutions, reported today second quarter results for the period ended June 30, 2002.

Second Quarter Results
Total revenues for the second quarter ended June 30, 2002 were $15.67 million, a decrease from $16.75 million posted in the previous quarter and from $20.19 million in the comparable quarter of 2001.

Gross profit margin in the second quarter of 2002 was 54%, a decrease from a margin of 56% in the comparable quarter of 2001 and 56% in the previous quarter. Net loss for the second quarter of 2002 was $371,000 (or ($0.01) per share) compared with net loss of $3.02 million (or ($0.10) per share) recorded in the second quarter of 2001 and a net profit of $151,000 (or $0.01 per share) in the previous quarter.

Software tool sales for the quarter, at $4.14 million, increased from $3.97 million in software tool sales posted in the first quarter of 2002 and decreased from $4.58 million in the comparable quarter of 2001. Application sales were $1.87 million for the reported quarter, compared with $2.31 million in the first quarter of 2002 and $3.07 million in the second quarter of 2001.

Revenues from consulting and other services, at $6.98 million, decreased from $7.8 million in the first quarter of 2002, and $9.44 million for the second quarter of 2001. Revenues from maintenance and support were $2.67 million, compared with $2.67 million in the first quarter of 2002, and $3.11 million in the same period of 2001.

In the second quarter of 2002, North America accounted for 36% of total revenues, while Europe and Asia/Pacific accounted for 33% and 31% respectively.

"I'm encouraged that even in the most difficult times in the IT industry that we have seen in many years, Magic Software was able to increase software tools sales for the quarter as compared to the first quarter of 2002," said Menachem Hasfari, chief executive officer of Magic Software Enterprises. "This shows a growing acceptance in the market for our flagship development environment, Magic eDeveloper."

"We continue to take proactive measures to reduce expenses while adjusting our levels of spending in line with the economic slowdown," Hasfari noted. "Our cash burn remained low during the second quarter of 2002 and, as a result, during the first six months of this year, we used $1.25 million net in cash versus $6.59 million net during the six months ended June 30, 2001.

"While we've suffered a slowdown in the USA during the quarter, and to a larger extent in our European operations, our achievements in the Asia-Pacific region have exceeded our expectations," Hasfari continued. "Looking forward, despite the continuing tough conditions in the global markets, Magic Software remains fully committed to technological excellence, increased sales efforts and creation of shareholder value."

Accomplishments

The following highlights were announced or occurred since Magic Software Enterprises' last earnings statement:

New Products

During this quarter, Magic Software announced the release of Magic eContact™ V2.5, designed specifically for contact center outsourcers. This latest version of Magic eContact, offers extensive and comprehensive support for dynamic contact centers and makes it easier to communicate with customers through enhanced email integration and web support. It also provides integration with a wider range of telecommunication equipment for both incoming and outgoing services.

In addition, Magic has launched a free web-based training initiative for Magic eDeveloper v9.3. The new web training initiative provides developers with a free evaluation version of Magic eDeveloper, a 40-hour web based training course "Fundamentals of Magic eDeveloper Programming" as well as three months of free technical support. Developers can access the training at the Magic Software web site.

New Deals

Among the significant new deals closed during the quarter were:

Merrill Lynch Bank (Suisse) -MLB(S), a subsidiary of Merrill Lynch International Bank Ltd (London), one of the world's leading financial management and advisory companies, who purchased the Prospero Magic-based banking application from Magic Solution Partner Sage;

Discovery Health, the largest insurance company in South Africa, to rapidly develop new applications and to bridge existing applications for CRM, document management and content management;

Superior Court of California, County of San Francisco (the Court), administrators of the trial court system in the City and County of San Francisco, for court management applications;

Wabush Mines, a 6 million-ton, open pit iron ore operation in Canada, for a tracking and inventory application that locates, tracks and updates iron ore inventory via a link to a satellite Global Positioning System (GPS);

Follow up orders from Nintendo, the acknowledged worldwide leader in the creation of interactive entertainment and Hoffmann, a leading wholesaler of high quality tools for craftsmen and industry in Germany and Europe.

Conference Call
Magic will host a conference call today, August 8, 2002, at 12:00 p.m. EST (9:00 a.m. PST), to discuss the Company's second quarter financial results. To participate, interested parties should call the appropriate number listed below five to ten minutes prior to the start of the call:

North America	(800) 553-5260
International	(651) 291-0344

Callers should reference "Magic Software Q2 Earnings Conference Call" with the AT&T Operator.

A replay of the conference call will be available from 2:45 p.m. EST, August 8, 2002, through 4:59 p.m. EST, August 28, 2002. Interested parties should call the appropriate number below:

North America	(800) 475-6701
International	(320) 365-3844

Callers should reference Access Code No. 647762.

About Magic Software Enterprises
Magic Software Enterprises, a member of the Formula Group (Nasdaq: **FORTY**), develops, markets and supports software development and deployment technology that enables enterprises to accelerate the process of building and deploying applications that can be rapidly customized and integrated with existing systems. Magic technology, applications and professional services are available through a global network of subsidiaries, distributors and Magic solutions partners in approximately 50 countries. The Company's North American subsidiary is located at 1642 Kaiser Avenue, Irvine, Calif., 92614, telephone (949) 250-1718, fax (949) 250-7404, http://www.magicsoftware.com.

The Formula Group is an international information technology company principally engaged, through its subsidiaries and affiliates, in providing software consulting services, developing proprietary software products and producing computer-based solutions.

Except for the historical information contained herein, the matters discussed in this news release include forward-looking statements that may involve a number of risks and uncertainties. Actual results may vary significantly based upon a number of factors including, but not limited to, risks in product and technology development, market acceptance of new products and continuing product conditions, both here and abroad, release and sales of new products by strategic resellers and customers, and other risk factors detailed in the Company's most recent annual report and other filings with the Securities and Exchange Commission.

Consolidated Balance Sheets

(US Dollars in Thousands)

	June 30, 2002 (Unaudited)	December 31, 2001
Assets		
Current assets		
Cash and cash equivalents	$27,735	$27,900
Accounts receivable		
Trade receivables	18,017	18,993
Related parties	366	465
Other receivables and prepaid expenses	5,357	3,760
Inventory	201	401
Total current assets	**51,676**	**51,519**
Severance pay fund	1,429	1,400
Investments in affiliated companies	104	106
Fixed assets, net	8,935	9,310
Other assets, net	31,756	31,903
Total assets	**$93,900**	**$94,238**
Liabilities		
Current liabilities		
Short-term bank debt	$1,868	$783
Trade payables	3,603	4,508
Accrued expenses and other liabilities	17,421	18,100
Total current liabilities	**22,892**	**23,391**
Long-term loans	560	669
Accrued severance pay	1,831	1,907
Minority interests	1,339	1,378
Shareholders' equity		
Share capital	788	787
Capital surplus	115,401	114,727
Treasury stock	(5,494)	(5,424)
Accumulated deficit	(43,417)	(43,197)
Total shareholders' equity	**67,278**	**66,893**
Total liabilities and shareholders' equity	**$93,900**	**$94,238**

Unaudited Consolidated Statement of Operations

(US Dollars in Thousands)

	Three Months ended June 30,		Six Months ended June 30,	
	2002	2001	2002	2001
Revenues				
Software sales	$4,143	$4,579	$8,114	$9,865
Applications	1,874	3,066	4,181	4,937
Maintenance	2,674	3,106	5,346	5,872
Consultancy & other services	6,979	9,439	14,781	19,531
Total Revenues	**$15,670**	**$20,190**	**$32,422**	**$40,205**
Cost of Revenues				
Software sales	$730	$1,023	$1,520	$2,062
Applications	479	639	1,049	1,104
Maintenance	1,069	1,053	2,110	2,138
Consultancy & other services	4,941	6,088	9,878	13,678
Total Cost of Revenues	**$7,219**	**$8,803**	**14,557**	**$18,982**
Gross Profit	**$8,451**	**$11,387**	**$17,865**	**$21,223**
Research & development, net	1,272	1,808	2,715	3,649
Sales, marketing, and general & administrative expenses	7,407	10,344	14,725	20,792
Depreciation	446	497	869	985
Amortization		1,076		2,197
Restructuring costs & non-recurring expenses				3,300
Impairment expenses				2,219
Operating Income (Loss)	**$(674)**	**$(2,338)**	**$(444)**	**$(11,919)**
Financial (income) expenses, net	(443)	4	(510)	34
Income (Loss) before taxes	(231)	(2,342)	66	(11,953)
Taxes on income	77	193	269	255
Loss before minority Interest	(308)	(2,535)	(203)	(12,208)
Minority interest in income of subsidiaries	63	483	17	218
Net Loss	**$(371)**	**$(3,018)**	**$(220)**	**$(12,426)**
Basic Earnings per Share	$(0.01)	$(0.10)	$(0.01)	$(0.42)
Diluted Earnings per Share	$(0.01)	$(0.10)	$(0.01)	$(0.41)
Weighted Avg. Shares Outstanding (000)	29,750	29,568	29,747	29,533
Diluted Weighted Avg. Shares Outstanding (000)	29,750	30,269	29,884	30,390

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGIC SOFTWARE ENTERPRISES LTD.
(Registrant)



By________________________________
Menachem Hasfari
Chief Executive Officer

Date: August 9, 2002